August 1, 2016
VIA EDGAR

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
United Stated Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chatham Lodging Trust
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34693

Dear Mr. Gordon:
Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), is transmitting for filing the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 20, 2016.
For convenience, the comment contained in your July 20, 2016 letter is reprinted below in italics and followed by the response of the Company.
Form 10-K for the fiscal year ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Revenue page 44

1.
We note your disclosure on page 45 that Occupancy, ADR and RevPAR results for your wholly owned hotels are presented in each period to reflect operation of the hotels regardless of your ownership interest during the periods presented. Please clarify to us whether those metrics include results of hotels acquired for periods prior to ownership. If so, in future filings please include a balanced disclosure of those metrics without the referenced adjustments. Describe the source of pre-acquisition results and any adjustments made to those results and consider disclosing whether the pre-acquisition results were audited or reviewed by the company’s auditors.

RESPONSE: The Company advises the Staff that the Occupancy, ADR and RevPAR metrics presented reflect operations of our wholly owned hotels which for certain hotels may include periods prior to the Company’s ownership.  The Company believes that presenting these metrics for all hotels, regardless of ownership during the periods presented, provides valuable information on the performance of the Company’s portfolio and is more indicative of the recent performance of the Company’s portfolio than metrics which only present results for periods of the Company’s ownership.  In future filings with the Commission, the Company will expand its disclosure to include both (i) metrics for hotels owned by the Company but only during the period owned by the Company (“Actual” metrics) and (ii) metrics for all

222 Lakeview Ave., Suite 200
West Palm Beach, FL 33401

Mr. Daniel L. Gordon
July 26, 2016

of the Company’s hotels regardless of ownership during the periods presented (“Same Property” metrics). For the Same Property metrics, the Company will clarify in the disclosure the source of the information and that those metrics have not been adjusted by the Company or audited by the Company’s auditors.  Please see below for an example of the proposed form of new disclosure.

Example
In the table below, we present both actual and same property room revenue metrics. Actual Occupancy, ADR and RevPAR metrics reflect the performance of the hotels for the actual days such hotels were owned by the Company during the periods presented. Same property Occupancy, ADR, and RevPAR results for the 38 hotels wholly owned by the Company as of March 31, 2016 reflect the performance of the hotels during the entire period, regardless of our ownership during the period presented, which is a non-GAAP financial measure.  Results for hotels for periods prior to our ownership were provided to us by prior owners and have not been adjusted by us or audited by the Company’s auditors.

	For the three months ended March 31,
	2016		2015		Percentage Change
	Same Property (38 hotels)	Actual (38 hotels)	Same Property (38 hotels)	Actual (34 hotels)	Same Property (38 hotels)	Actual (38/34 hotels)
Occupancy	77.7%	77.7%	76.2%	75.8%	2.0%	2.5%
ADR	$159.26	$159.26	$158.21	$154.56	0.7%	3.0%
RevPAR	$123.74	$123.74	$120.57	$116.70	2.6%	6.0%

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (561) 227-1372.

Sincerely,

/s/ Jeremy B. Wegner
Name:	Jeremy B. Wegner
Title:	Senior Vice President and
Chief Financial Officer